

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 4, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FIDELITY NATIONAL INFORMATION SERVICES, INC., under the Exchange Act of 1934.

- 0.125% Senior Notes due 2022

- 0.625% Senior Notes due 2025

- 1.000% Senior Notes due 2028

- 2.250% Senior Notes due 2029

Sincerely,